Exhibit 8.1

Hamptons State Bank

243 Windmill Lane

Southampton, New  York 11968

Re:	Agreement and Plan of Merger, dated as of February 8, 2011, by and among Hamptons State Bank, Bridge Bancorp, Inc. and The Bridgehampton National Bank (the “Merger Agreement”)

Ladies and Gentlemen:

We have acted as counsel to Hamptons State Bank, a New York corporation (“Hamptons”), in connection with the Agreement and Plan of Merger dated as of February 8, 2011 by and among Hamptons, Bridge Bancorp, Inc., a New York corporation (“Bridge”) and The Bridgehampton National Bank, a national bank (“Bridge Bank”). The Merger Agreement provides for the merger of Hamptons with and into Bridge Bank, a wholly-owned subsidiary of Bridge (the “Merger”). We are furnishing this opinion to you pursuant to Section 9.1.6 of the Merger Agreement. Capitalized terms used herein, but not otherwise defined herein have the meanings set forth in the Merger Agreement.

In rendering the opinions set forth herein, we have reviewed the Merger Agreement and certificates of officers of Hamptons and Bridge as to certain factual representations, dated of even date herewith (the “Certificates”), and have assumed that such statements and representations will be complete and accurate as of the effective time of the Merger.  To the extent Hamptons’ obligations depend on the enforceability of the Merger Agreement against the other parties thereto, we have assumed that such Merger Agreement is enforceable against such other parties.

We have relied, with the consent of Hamptons and Bridge, upon the accuracy and completeness of the Certificates (which Certificates we have neither investigated nor verified).  We also have relied upon the accuracy of the Registration Statement on Form S-4 (File No.             ) filed by Bridge with the Securities and Exchange Commission in connection with the Merger (the “Registration Statement”) and the Proxy Statement-Prospectus included therein.

In rendering this opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretive rulings of the Internal Revenue Service (the “IRS”), pertinent judicial authorities and such other authorities as we have considered relevant as of the date hereof (hereinafter, collectively referred to as “Current Law”)

Based upon and subject to the foregoing, we are of the opinion that under Current Law the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and we hereby confirm that, in our opinion, the statements set forth in the discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Merger” are accurate in all material respects.

This opinion is based on Current Law and we disclaim any obligation to update this opinion for events occurring after the date hereof.  It is possible that Congress could enact new law, or that Department of the Treasury or the IRS could issue authorities, after the date hereof which would be inconsistent with the opinion expressed herein.  It is possible that courts of competent jurisdiction could issue decisions after the date hereof which would be inconsistent with the opinion expressed herein.  Any changes in law could have retroactive effect.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation.

This opinion is furnished solely for Hamptons’ benefit in connection with the transactions contemplated by the Merger and may not be used for any other purpose or relied upon by any other person without our written consent. In addition, this opinion may not be circulated, quoted or otherwise referred to for any purpose without our express written consent.

Very truly yours,

HARRIS BEACH PLLC